UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒                FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐                NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On December 23, 2017, Summit Therapeutics plc (the “Company”) acquired all of the outstanding share capital of Discuva Limited (“Discuva”), a private company organized under the laws of England and Wales, in exchange for total upfront consideration comprised of (A) £5.0 million in cash plus an amount equal to the cash and cash equivalents of Discuva minus (i) indebtedness, (ii) any other liabilities of Discuva at the closing of the Transaction that had arisen outside of the ordinary course of business and (iii) funds to be held in escrow and (B) £5.0 million of the Company’s ordinary shares, satisfied by the issue of 2,934,272 of the Company’s ordinary shares at a price per share of £1.704 (the “Acquisition”). A detailed description of the Acquisition appears in the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2018, which was filed with the U.S. Securities and Exchange Commission on April 13, 2018.

This Report on Form 6-K is being filed in connection with the Acquisition to provide the following financial statements: (i) the audited financial statements of Discuva as of December 23, 2017 and for the period beginning April 1, 2017 and ended December 23, 2017 and (ii) the Unaudited Pro Forma Condensed Combined Financial Information of the Company and Discuva for the fiscal year ended January 31, 2018, which gives effect to the Acquisition, as if it had occurred as of February 1, 2017.

The pro forma adjustments made by management of the Company in preparation of the Unaudited Pro Forma Condensed Combined Financial Information are preliminary and have been made solely for purposes of developing the pro forma financial information for illustrative purposes. The actual results to be reported on a consolidated basis by the Company in periods following the Acquisition may differ significantly from those reflected in the pro forma financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the Unaudited Pro Forma Condensed Combined Financial Information and actual amounts. The Pro Forma Condensed Combined Financial Information is based upon the historical audited consolidated financial statements of the Company and the historical unaudited consolidated financial information of Discuva and does not purport to project the future financial condition and results of operations of the Company, taken together with Discuva, after giving effect to the Acquisition.

This Report on Form 6-K, including Exhibit 15.1, Exhibit 99.1 and Exhibit 99.2, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-211301).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: May 15, 2018

EXHIBIT INDEX

Exhibit Number	Description

15.1	Consent of PricewaterhouseCoopers LLP, independent accountants for Discuva Limited

99.1	Audited Financial Statements of Discuva Limited as of December 23, 2017 and for the period beginning April 1, 2017 and ended December 23, 2017, and the independent accountants’ report thereon

99.2	Unaudited Pro Forma Condensed Combined Financial Information for the fiscal year ended January 31, 2018